Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

          We consent to the incorporation by reference in this Registration Statement of Processa Pharmaceuticals, Inc. on Form S-3 of our report, dated March 18, 2026, with respect to our audits of the financial statements of Processa Pharmaceuticals, Inc. as of and for the years ended December 31, 2025 and 2024, which report expressed substantial doubt about Processa Pharmaceuticals, Inc.’s ability to continue as a going concern and is included in the Annual Report on Form 10-K of Processa Pharmaceuticals, Inc. for the year ended December 31, 2025 filed with the Securities and Exchange Commission on March 18, 2026. We also consent to the reference to our firm under the heading “Experts” in the Prospectus, which is part of this Registration Statement.

/s/ Cherry Bekaert LLP

Tampa, Florida
October 9, 2026